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                                                                   EXHIBIT 99.1


NEWS RELEASE


              JACADA ANNOUNCES PRELIMINARY SECOND QUARTER RESULTS


ATLANTA - July 3, 2002 - Jacada Ltd. (Nasdaq: JCDA), the leading provider of legacy extension and integration solutions, today announced preliminary results for the second quarter ended June 30, 2002.

         Jacada anticipates total revenue for the second quarter to be in the range of $5.2 million to $5.5 million. Software license revenue is expected to be in the range of $2.1 to $2.3 million. Jacada expects to report a net loss of approximately $0.06 to $0.08 per share. Cash and investments as of June 30, 2002 are projected to be approximately $41.0 million.

         Jacada's CEO, Gideon Hollander, indicated that the shortfall in total revenue, in relation to analyst expectations, was due to decreases in software licenses revenue and consulting revenue. Hollander attributed the declines to soft global market conditions.

         The statements in this announcement are based on preliminary results and could vary when Jacada reports actual results on July 25, 2002.

         ABOUT JACADA LTD. - Jacada Ltd. is the leading provider of legacy integration and web-enablement solutions that address the need for extending and integrating legacy systems, automating enterprise workflow, and delivering a universal user interface for new and existing applications. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Delta Air Lines, The Federal Reserve Bank, Porsche Cars North America, Prudential Insurance Company of America, and the US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.



This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variation thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other statements filed with the Securities and Exchange Commission.


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Jacada Contact:
Ann Conrad
770-352-1310 ext 382
aconrad@jacada.com


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